SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair’s SEPTEMBER SALES SOar

20% INCREASE IN SEPTEMBER PASSENGER NUMBERS

WILL BANKERS BE NEXT TO TURN TO RYANAIR?

Ryanair, Europe’s largest low fare airline today (Friday, 3rd October 2008) announced that 5.23 million passengers travelled with them in September, a 20% increase over September 2007.  Ryanair carried just over 56 million passengers in the year to September 2007.

Ryanair’s continued growth underlines that passengers will no longer tolerate the high fares and fuel surcharges imposed by flag carrier airlines, such as Air France, British Airways, Lufthansa and Aer Lingus. Ryanair believes that these airlines face a bleak winter and a continuing exodus of passengers to Ryanair’s guaranteed lowest fares.

The following are Ryanair's passenger and load factor statistics for September 2008.

	Sept 07	Sept 08	Increase	12 mth to 30 Sept 08
Passengers (m) [1]	4.35m	5.23m	20%	56m
Load Factor [2]	85%	84%	-1%	81%

1. Represents the number of booked seats flown by Ryanair.

2. Represents the number of passengers as a proportion of the number of seats available to passengers.

Stephen McNamara, Head of Communications, said:

“Having achieved record passenger numbers throughout the summer we showed no sign of slowdown in September with 5.23million passengers taking advantage of Ryanair’s guaranteed lowest fares and no fuel surcharge.

A lot of price sensitive leisure passengers have switched from rival, high fares airlines, to Ryanair. However, in light of the current crisis in banking and financial institutions we are confident that we will soon seen more bankers migrate to Ryanair also. Tougher economic times will see these bankers tighten the purse strings and save time and money by taking advantage of our guaranteed lowest fares and our unrivalled punctuality”.

Ends.                                                            Friday, 3rd October 2008

For further information:

Stephen McNamara                                    Pauline McAlester

Ryanair                                                       Murray Consultants

Tel: 00 353 1 812 1271                               Tel: 00 353 1 4980 300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  03 October 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director